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                         SOUTHERN OHIO COAL COMPANY
                     QUARTERLY REPORT PER REQUIREMENTS
                  OF HOLDING COMPANY ACT RELEASE NO. 26573
                    FOR THE QUARTER ENDED JUNE 30, 1997



                                  CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7




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                         SOUTHERN OHIO COAL COMPANY
                            STATEMENT OF INCOME
                    FOR THE QUARTER ENDED JUNE 30, 1997
                                (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES - Sales to Parent                       $48,406

COST OF OPERATION                                           44,614

OPERATING INCOME                                             3,792

INTEREST CHARGES                                             1,039

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 2,753

FEDERAL INCOME TAXES ON OPERATIONS                           1,330

NET INCOME FROM OPERATIONS                                   1,423

NONOPERATING INCOME                                            156

NET INCOME                                                 $ 1,579



                       STATEMENT OF RETAINED EARNINGS
                    FOR THE QUARTER ENDED JUNE 30, 1997
                                (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $24,064

NET INCOME                                                   1,579

CASH DIVIDENDS DECLARED                                      1,944

BALANCE AT END OF PERIOD                                   $23,699


The common stock of the Company is wholly owned by Ohio Power Company.

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                         SOUTHERN OHIO COAL COMPANY
                               BALANCE SHEET
                                (UNAUDITED)
                                                           June 30,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $363,234
  Construction Work in Progress                                  52
         Total Mining Plant                                 363,286
  Accumulated Depreciation and Amortization                 205,904

         NET MINING PLANT                                   157,382

OTHER PROPERTY AND INVESTMENTS                               59,765

CURRENT ASSETS:
  Cash and Cash Equivalents                                  19,427
  Accounts Receivable:
    General                                                   5,603
    Insurance                                                13,011
    Affiliated Companies                                      8,082
  Coal                                                        1,122
  Materials and Supplies                                     10,405
  Other                                                       3,107

         TOTAL CURRENT ASSETS                                60,757

REGULATORY ASSETS                                            48,847

DEFERRED CHARGES                                              4,526

           TOTAL                                           $331,277


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                         SOUTHERN OHIO COAL COMPANY
                               BALANCE SHEET
                                (UNAUDITED)


                                                           June 30,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,699

         TOTAL SHAREHOLDER'S EQUITY                         68,393

LONG-TERM DEBT:
  Notes Payable                                             45,000
  Finance Obligations                                       40,263

         TOTAL LONG-TERM DEBT                               85,263

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          20,281
  Operating Reserves                                        54,007

         TOTAL OTHER NONCURRENT LIABILITIES                 74,288

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        26,518
  Accounts Payable:
    General                                                  3,892
    Affiliated Companies                                     1,808
  Taxes Accrued                                              2,616
  Interest Accrued                                           1,276
  Accrued Vacation Pay                                       3,144
  Workers' Compensation Claims                              12,318
  Obligations Under Capital Leases                          11,149
  Other                                                      3,792

         TOTAL CURRENT LIABILITIES                          66,513

DEFERRED INCOME TAXES                                       34,357

DEFERRED CREDITS                                             2,463

           TOTAL                                          $331,277


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                    SOUTHERN OHIO COAL COMPANY
 INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED JUNE 30, 1997

   In June 1997 the Company entered into a sale-leaseback agreement for the Meigs preparation plant and related facilities and received $50,100,000. The preparation plant will remain on the books and continue to be depreciated. A finance obligation of $50,100,000 was recorded as Long-term Debt. The Company used the proceeds from this sale to return capital of $47,141,000 to its parent, Ohio Power Company and at the same time pay dividends of $1,944,000.

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                         SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                    FOR THE QUARTER ENDED JUNE 30, 1997
                      (in thousands, except as noted)
                                                            April 1 through      June 28 through      April through
                                                                June 27              June 30              June
                                                                  1997                 1997                1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                        $      5             $      5
            Premium on Common Stock                                9,996                9,996
            Other Paid-in Capital                                 81,834               34,693
                                                                  91,835               44,694
       B. Rate of Return Allowable per HCAR No. 26573:
            10.29% per annum, 2.5725% per quarter;
            prorated to April 1 through June 27, 1997
            period and June 28 through June 30, 1997 period      .024868              .000857

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                  $  2,284             $     38            $  2,322
            2. Year-to-Date                                                                              $  5,118

       D. Net Income per Statement of Income (a)                                                         $  1,579
            Add: Interest Charges                                                                           1,039
            Less: Nonoperating Income                                                                         156

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $  2,462
            2. Year-to-Date                                                                              $  5,404

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 45,944

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                              2,462

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 48,406

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,444,618

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $33.51

(a)    The  Company  sold  its   Martinka  mining  division  and   most  of  the  Martinka  related  coal  reserves
       to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased  mining coal  effective  July 1, 1992.  All results  associated  with the Martinka division  since  then  are  billed  to the  Parent  Company, Ohio  Power  Company,  eliminating any earnings effect to the Company.
(b)    As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
       Income.
/TABLE
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                         SOUTHERN OHIO COAL COMPANY
                       STATEMENT OF COST OF OPERATION
                    FOR THE QUARTER ENDED JUNE 30, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $ 1,711
Indirect Labor-UMW*                                          5,115
Benefits-UMW*                                                3,493
Salaries and Benefits-Nonunion                               4,585
Operating Supplies                                           3,586
Repair Parts and Materials                                   5,741
Electricity and Other Utilities                              1,759
Outside Services-Maintenance, Haulage and Reclamation        3,501
Taxes Other Than Federal Income Taxes**                      2,255
Rental of Equipment                                          3,621
Depreciation, Depletion and Amortization                     5,787
Mining Cost Normalization***                                (3,151)
Reclamation                                                  1,970
Other Production Costs                                       4,476

Subtotal                                                    44,449

Transfers of Production Costs (to)/from Coal Inventory         165

          Total                                            $44,614

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                         SOUTHERN OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                   AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION

                                               June 30, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,412   $   -      $  7,412

Mining Structures and Equipment      218,033    141,332     76,701

Coal Interests (net of depletion)      3,640       -         3,640

Mine Development Costs               134,149     64,572     69,577

    Total Mining Plant in Service   $363,234   $205,904   $157,330